                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 1)*


                          METROPOLITAN FINANCIAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
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                         (Title of Class of Securities)


                                    59189N108
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                                 (CUSIP Number)


                                December 31, 1997
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[ X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


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CUSIP NO. 59189N108                                                                       Page 2 of 4 Pages
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-------------------- --------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

                     Robert M. Kaye
-------------------- --------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                               (a) [  ]
                                                                                               (b) [  ]
-------------------- --------------------------------------------------------------------------------------
3                    SEC USE ONLY


-------------------- --------------------------------------------------------------------------------------
4                    CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States of America
-------------------- ------------ -------------------------------------------------------------------------
                     5            SOLE VOTING POWER
 NUMBER OF SHARES
BENEFICIALLY OWNED                5,467,270 - See Item 4 below
 BY EACH REPORTING   ------------ -------------------------------------------------------------------------
    PERSON WITH      6            SHARED VOTING POWER

                                  0
                     ------------ -------------------------------------------------------------------------
                     7            SOLE DISPOSITIVE POWER

                                  5,467,270 - See Item 4 below
                     ------------ -------------------------------------------------------------------------
                     8            SHARED DISPOSITIVE POWER

                                  0
-------------------- --------------------------------------------------------------------------------------
9                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                     5,467,270 - See Item 4 below
-------------------- --------------------------------------------------------------------------------------
10                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                                               [ ]
-------------------- --------------------------------------------------------------------------------------
11                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     77.5% - See Item 4 below
-------------------- --------------------------------------------------------------------------------------
12                   TYPE OF REPORTING PERSON*

                     IN
-------------------- --------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 59189N108                                            Page 3 of 4 Pages
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Item 1(a)    Name of Issuer:  Metropolitan Financial Corp.

Item 1(b)    Address of Issuer's Principal Executive Office:

             22901 Millcreek Boulevard
             Highland Hills, Ohio  44122

Item 2(a)    Name of Person Filing:  Robert M. Kaye

Item 2(b)    Address of Principal Business Office or, if none, Residence:

             22901 Millcreek Boulevard
             Highland Hills, Ohio  44122

Item 2(c)    Citizenship:  U.S.A.

Item 2(d)    Title of Class of Securities:  Common Stock, No Par Value

Item 2(e)    CUSIP Number:  59189N108

Item 3 If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the Person Filing is a: N/A

Item 4       Ownership:

             (a)  Amount beneficially owned: See Item 9 of cover page.
                  Reflects the 2-for-1 stock split that occurred in December
                  1997.
             (b) Percent of class: See Item 11 of cover page. Reflects the 2-for-1 stock split that occurred in December 1997.
             (c)  Number of shares to which such person has:
                   (i) Sole power to vote or direct the vote: See item 5 of cover page. Includes 6,000 shares held by Mr. Kaye as Trustee, over which Mr. Kaye has sole voting and dispositive power.
                   (ii) Shared power to vote or direct the vote: See item 6 of cover page.
                   (iii) Sole power to dispose or to direct the disposition of:
                         See item 7 of cover page. See Item 4(c)(i) above.
                   (iv) Shared power to dispose or to direct the disposition of: See item 8 of cover page.

               According to its Form 10-Q filed with the SEC for the quarter ended September 30, 1997, as of November 12, 1997, Metropolitan Financial Corp. ("Metropolitan") had 3,525,635 shares

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CUSIP NO. 59189N108                                            Page 4 of 4 Pages
----------------------------------                ------------------------------


               of its Common Stock outstanding. Taking into account the 2-for-1 stock split that occurred in December 1997, Metropolitan has 7,051,270 shares of its Common Stock currently outstanding. Accordingly, Mr. Kaye is deemed to beneficially own 77.5% of the outstanding Common Stock of Metropolitan.

Item 5         Ownership of 5% or Less of Class: N/A

Item 6         Ownership of More Than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person: N/A

Item 8         Identification and Classification of Members of the Group: N/A

Item 9         Notice of Dissolution of Group: N/A

Item 10        Certification: N/A


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  October 30, 2002                       /s/ Robert M. Kaye
      ------------------------              -----------------------------------
                                            Robert M. Kaye